PLAYTIKA HOLDING CORP. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND PLAYTIKA HOLDING CORP. DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO THE OFFICE OF THE CHIEF ACCOUNTANT AT THE DIVISION OF CORPORATE FINANCE.

January 4, 2021

VIA ELECTRONIC SUBMISSION AND EDGAR

Lindsay McCord

Chief Accountant

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-5561

Re: Playtika Holding Corp. request for omission of historical financial statements for the acquisition of Seriously Holding Corp. as required by Rule 3-05 and Article 11 of Regulation S-X

Dear Ms. McCord:

I am writing on behalf of Playtika Holding Corp. (“Playtika”) and its subsidiaries (together with Playtika, the “Company”) to respectfully request that the Staff of the Division of Corporation Finance (the “Staff”) waive, pursuant to Rule 3-13 of Regulation S-X, the requirement to provide financial statements of Seriously Holding Corp. (“Seriously”) required by Rule 3-05 of Regulation S-X (“Rule 3-05”) and related pro forma financial information required by Article 11 of Regulation S-X (“Article 11”). This request relates to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 16, 2020, as amended on November 20, 2020 (CIK No. 0001828016) (the “Registration Statement”) and any other filing under the Securities Act and/or the Securities Exchange Act that would require financial statements of Seriously.

The Company respectfully submits that the requested relief is warranted because the acquisition of Seriously is not significant to the Company’ continuing operations, and therefore the historical financial statements and related pro forma financial information of Seriously would not provide additional meaningful or beneficial information to investors and are not necessary for investor protection. The Company also believes the requested relief is warranted because the acquisition of Seriously does not exceed the significance thresholds under the asset test or the income test under Rule 1-02(w) of Regulation S-X (“Rule 1-02(w)”), and the application of the investment test under Rule 1-02(w) produces an anomalous result. The Company believes that such financial information would require us to incur unnecessary costs to engage the respective auditors to perform the procedures to issue a consent and to prepare the required pro forma financial information.

Set forth below is background about the Company and the relief being sought.

Background of the Company

The Company is one of the world’s leading developers of mobile games creating fun, innovative experiences that entertain and engage its users. It has built best-in-class live game operations services and a proprietary technology platform to support its portfolio of games which enable it to drive strong user engagement and monetization.

On July 30, 2019, Playtika completed the acquisition of all of the outstanding shares of Seriously, another company operating in the mobile games industry. Upon acquisition, Seriously became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination in accordance with ASC 805. Consistent with other acquisitions in the technology industry, a significant portion of the purchase price was allocated to intangible assets, including developed technology and goodwill.

The Company has grown significantly over the past several years, including undertaking certain acquisitions in order to further expand its game portfolio and enhance the scale and profitably of those games by applying our live operations services and proprietary technology platform, including the acquisition of Seriously. For the nine months ended September 30, 2020, the Company generated revenues of $1.8 billion and increased revenues by $398.6 million when compared with the same period of 2019.

Significance Tests Regarding Seriously Acquisition

The following table presents the selected consolidated financial information for both the Company and Seriously as of or for the periods indicated that are relevant to the significance tests pursuant to Rule 3-05 and Rule 1-02(w) (the “Significance Tests”), as well as the Company’s calculation of the significance of the Seriously acquisition pursuant to the Significance Tests. The Company has calculated the Significance Tests related to the acquisition of Seriously using both the historical Significance Tests, as well as using the amended Significance Tests as provided in the May 21, 2020 amendments to Rule 3-05 and Rule 1-02(w) adopted by the SEC (the “Amendments”), in both cases based on the audited fiscal 2018 financial statements of the Company, the audited 2018 financial statements of Seriously and other relevant information, as set forth below.

The Company acknowledges that, because it is not currently public, it does not have the ability to calculate aggregate worldwide market value of the Company’s equity pursuant to the revised Investment Test as of the relevant measurement date, which would have been the average of the five trading days prior to June 1, 2019.1 However, for illustrative purposes, the Company has included an assumed minimum aggregate worldwide market value of $4.4 billion based on objective information available to the Company related to the fair value of the Company’s total equity near the time of the acquisition, as further described under the section entitled “Basis for Request,” below.

Relevant Data Points	Seriously Holding Corp., as Acquired Entity			Playtika Holding Corp., as Acquiror
Purchase Price		$281.2
Book value of total assets	$	[***]		$1,014.8
Assumed minimum aggregate worldwide market value				$4,400.0
Pre-tax income / (loss)	$	[***]		$430.7
Total revenue	$	[***]		$1,490.7

Test Results	Historical Rules			Amendments
Investment Test – Total assets		[***]	%	[***]	%
Investment Test – Assumed minimum aggregate worldwide market value		n/a		[***]	%
Income Test		[***]	%
Lesser of:
Pre-tax income				[***]	%
Revenues				[***]	%
Asset Test		[***]	%	[***]	%

Based on the foregoing analysis, under the Significance Tests, only one of the three Significance Tests exceeds 20%, which is the Investment Test at [***]%. However, as reflected above, if the Company were to apply the amended Investment Test under the Amendments based on an assumed minimum aggregate worldwide market value of the Company’s equity of $4.4 billion, no Significance Tests would exceed 20% (and the amended Investment Test would be [***]%).

[1]

As revised, the Investment Test compares “the registrant’s and its other subsidiaries’ investments in and advances to the tested subsidiary” to the “aggregate worldwide market value of the registrant’s voting and non-voting common equity, or if the registrant has no such aggregate worldwide market value the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.” In calculating the aggregate worldwide market value, a registrant should use “the average of such aggregate worldwide market value, calculated daily for the last five trading days of the registrant’s most recently completed month ending prior to the earlier of the registrant’s announcement date or agreement date of the acquisition or disposition.” (The Amendments are effective on January 1, 2021, although voluntary early compliance with the Amendment is permitted.)

Basis for Request

The Company understands that the objective of providing financial information under Rule 3-05 and Article 11 is to assist an investor in understanding how the acquired business will impact the future operations of the registrant. Notwithstanding exceeding the 20% threshold in one of the significance tests under Rule 1-02(w), the Company believes that the requested relief is warranted because the acquisition of Seriously is not significant to the Company’s financial results and its business, and the financial information otherwise required under Rule 3-05 and Article 11 related to the Seriously acquisition would not provide additional meaningful or beneficial information to investors, is not material to the Company’s future operations and is not necessary for investor protection in any matter.

The Company is requesting relief from the requirements under Rule 3-05 and Article 11 and bases its request for relief on the following:

1)

The results of the significance tests under the income test and the assets test were [***]% and [***]%, respectively, both of which are well below the 20% significance threshold, which the Company believes are more reflective of the significance of the Seriously acquisition to the Company’s financial results and its business, particularly in light of its size and significant recent growth.

2)

As further described below, if the Company were to apply the amended Investment Test pursuant to the Amendments based on an assumed minimum aggregate worldwide market value of the Company’s equity of $4.4 billion, which the Company believes was the minimum aggregate worldwide market value of the Company’s equity at the time of the acquisition of Seriously, no Significance Tests would exceed 20% (and the amended Investment Test would be no more than [***]%).

3)

In this acquisition of Seriously, the Company was paying for intangible assets and goodwill not reflected in the historical financial statements of Seriously, which is why only the investment test threshold was met. As such, there is no incremental information in the balance sheet of Seriously for the year ended December 31, 2018 that would be material to investors.

4)

The assets of Seriously are included in the audited balance sheet of the Company as of December 31, 2019, which are already included in the Registration Statement. Further, the income statement of Seriously has been consolidated into the Income Statement of the Company for the period from acquisition through December 31, 2019, and for the nine-months ended September 30, 2020. Therefore, the Company already includes Seriously in its income statements for 14 months as presented in the Registration Statement.

The Company acknowledges that, because it is not currently public, it does not have the ability to calculate aggregate worldwide market value of the Company’s equity pursuant to the revised Investment Test as of the relevant measurement date. The Company nonetheless believes that the Company has available several objective indications of an aggregate worldwide market value of the Company’s equity as of such date, as follows:

1)	In October 2016, all of the equity interests of the Company were purchased by the current parent company for aggregate cash consideration of $4.4 billion in an arms-length, negotiated transaction.

2)	[***].

3)	[***].

The Company also believes that these objective data points help demonstrate that the $4.4 billion valuation as of October 2016, which the Company used as the assumed aggregate worldwide market value of the Company’s equity in the analysis of the Significance Tests above, represents the minimum valuation of the aggregate worldwide market value of the Company’s equity, and thus the strict adherence to the amended Investment Test creates an anomalous result relative to the actual significance of the Seriously acquisition to the Company’s financial results or its business.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff waive, pursuant to Rule 3-13 of Regulation S-X, the requirement to provide financial statements of Seriously required by Rule 3-05 and related pro forma financial information required by Article 11, in the Registration Statement or any other filing under the Securities Act and/or the Securities Exchange Act that would require such financial statements.

We request that the Commission not disclose the redacted portions of this letter (the “Redacted Information”), or any portion thereof, or any memoranda, notes, correspondence or other writings made by the Commission or the Staff that contain the Redacted Information, or any copies or extracts of any of the foregoing (collectively, the “Confidential Materials”), in response to any request under the Freedom of Information Act (“FOIA”). This request for confidential treatment is being made pursuant to Rule 83 (17 C.F.R. § 200.83). We understand that under Rule 83, if the Commission or the Staff receives a FOIA request with respect to any Confidential Materials, the Company will be so informed and asked at that time to submit its formal application for confidential treatment. We understand that this submission for confidential treatment shall be valid for 10 years from the date hereof.

In the event the Staff is considering objecting to our proposal, we would appreciate the opportunity to discuss this matter further with the Staff before any final conclusion is reached in order to avoid any undue delay in the filing of our proposed amended Registration Statement.

If you require additional information, please feel free to contact me at (702) 902-0034. I can also be reached by email at troyv@playtika.com.

Sincerely,

/s/ Troy J. Vanke

Troy J. Vanke

Chief Accounting Officer

Cc:	Craig Abrahams, President and Chief Financial Officer

Michael Cohen, Executive Vice President, General Counsel and Secretary

Michael A. Treska, Esq., Latham & Watkins LLP

Alexander F. Cohen, Esq., Latham & Watkins LLP

Yair Nagar, Kost Forer Gabbay & Kasierer-Ernst & Young Israel, a member of Ernst & Young Global